Exhibit 12.1

Penn Virginia Resources Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2004		2005		2006		2007		2008
Earnings
Pre-tax income *	$34,876		$52,430		$74,910		$55,552		$103,603
Fixed charges	7,328		14,351		19,783		19,766		26,850

Total earnings	$42,204		$66,781		$94,693		$75,318		$130,453

Fixed Charges
Interest expense	$7,267		$14,053		$19,151		$18,896		$25,346
Rental interest factor	61		298		632		870		1,504

Total fixed charges	$7,328		$14,351		$19,783		$19,766		$26,850

Ratio of earnings to fixed charges	5.8	x	4.7	x	4.8	x	3.8	x	4.9	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.